Exhibit 12.1
PG&E Corporation
Ratios of Earnings to Fixed Charges

	Three
	Months
	Ended March 31,	Pro-Forma	Year Ended December 31,
(dollars in millions)	2004	2003(1)	2003	2002	2001	2000(2)	1999
Earnings
Pre-tax income (loss) from continuing operations	$5,109	$668	$1,249	$2,860	$1,629	$(5,543)	$1,368
Add:
Fixed Charges	256	758	1,186	1,282	1,141	696	673
Less:
Pre-tax earnings required to cover preferred dividend requirements of subsidiaries	22	22	22	25	25	25	25
Earnings	$5,343	$1,404	$2,413	$4,117	$2,745	$(4,872)	$2,016
Fixed Charges
Interest expense, net, including amortization of debt issue costs, premiums and discounts	$228	719	$1,147	$1,224	$1,078	$639	$615
AFUDC Debt	5	16	16	21	12	6	7
Estimate of interest expense within rents	1	1	1	2	2	2	2
Preferred dividend requirements of subsidiaries	22	22	22	25	25	25	25
Preferred security requirements of wholly-owned trust	—	—	—	10	24	24	24
Fixed Charges	$256	$758	$1,186	$1,282	$1,141	$696	$673
Ratio of Earnings to Fixed Charges(3)	20.9 (4)	1.9	2.0	3.2	2.4	(7.0)	3.0

(1)	The pro forma ratio is computed as if the Utility’s exit from Chapter 11 and the transactions related thereto, including recognition of certain regulatory assets, the effects of the rate reduction resulting from the implementation of the rate design settlement approved by the CPUC on February 26, 2004 (which incorporated the revenue requirements ultimately approved in the Utility’s general rate case), the reduction of interest expense related to repayment of existing indebtedness and the issuance by the Utility of $6.7 billion in mortgage bonds, draws on the Utility’s accounts receivable financing facility, and borrowings under the Utility’s fifteen-month term loan and reimbursement facility, elimination of reorganization professional fees and expenses and elimination of reorganization interest income, had occurred on January 1, 2003.

(2)	The ratio of earnings to fixed charges for 2000 indicates a ratio of less than one-to-one. The dollar amount of the deficiency is approximately $5.6 billion.

(3)	For the purpose of computing ratios of earnings to fixed charges, “earnings” represents pre-tax income from continuing operations plus fixed charges, as computed, less the pre-tax earnings required to cover the preferred dividend requirements of subsidiaries. “Fixed charges” include interest, including amortization of debt issue costs, premiums and discounts, the debt portion of the allowance for funds used during construction, an estimate of the amount of interest within rents, and the preferred security requirements of consolidated subsidiaries.

(4)	The ratio of earnings to fixed charges for the three months ended March 31, 2004 includes the earnings associated with recognition of approximately $4.9 billion of regulatory assets.